Exhibit 99.1

2004 Fourth Quarter Results	Gerdau S.A. Consolidated

Data presented in this document is based on Brazilian Corporate Law.

Highlights

•      Net Profit – 2004 presented a consolidated net profit of R$ 3.2 billion, an increase of 157.9% over that of 2003 when it reached R$ 1.3 billion. The improved export margins, as a result of higher international prices, and the results from the operations abroad contributed significantly to this performance. The Brazilian operations presented a net profit of R$ 2.2 billion, 77.1% greater than in the previous year. Net profit in North America was R$ 896.3 million in 2004, compared to a loss of R$ 61.3 million in 2003. In South America, Brazil excluded, net profit reached R$ 174.2 million, 86.5% greater than in 2003. The consolidated net margin went from 9.4%, in 2003, to 16.5%, in 2004.

•      Revenues – Consolidated gross revenues reached R$ 23.4 billion in 2004, an increase of 48.3% over 2003 (R$ 15.8 billion). Of this total, 55.2% (R$ 12.9 billion) were produced by the Brazilian operations, 40.4% (R$ 9.5 billion) by the units in North America and 4.4% (R$ 1.0 billion) by the companies in Chile, Uruguay and Argentina. Operations abroad combined with exports from Brazil represented 60.8% of the consolidated gross revenues in 2004.

•      Exports – Shipments from Brazil to clients abroad totaled 2.7 million tons in 2004, 14.4% less than shipments made in 2003. Revenues generated by exports reached US$ 1.1 billion, 39.0% more than in the previous year, as a consequence of increases in international prices.

•      EBITDA - EBITDA for the fiscal year (earnings before financial expenses, taxes, depreciation and amortizations) reached R$ 5.6 billion compared to R$ 2.7 billion in 2003, an increase of 106.9% year over year. EBITDA margin was 28.3% in 2004 and 20.1% in 2003.

•      Output – The production of slabs, blooms and billets reached 13.4 million metric tons in 2004, 9.0% greater than in 2003. The output of rolled products reached 10.3 million metric tons and presented an increase of 13.6% compared to the tonnage produced in the preceding year.

Main Data	Fiscal Year 2004		Fiscal Year 2003		Variation
Output (1.000 t)	13,448		12,343		9.0%
Slabs, blooms and billets	10,274		9,045		13.6%
Rolled products

Sales (1,000 t)	12,561		12,144		3.4%

Gross revenues (R$ million)	23,408		15,783		48.3%
Net revenue (R$ million)	19,597		13,367		46.6%
EBITDA (R$ million)	5,553		2,684		106.9%
EBTDA (R$ million)	5,377		2,037		164.0%
Net profit (R$ million)	3,235		1,254		157.9%

Net worth (R$ million)	7,613		4,855		56.8%
Total assets (R$ million)	18,664		14,247		31.0%

Gross margin	31.9%		24.6%
EBITDA margin	28.3%		20.1%
Net margin	16.5%		9.4%

Net profit / Net worth (ROE)(1)	42.5%		25.8%

Net Debt / Net total capitalization	36.3%		51.9%
Net debt / EBITDA	0.8	x	2.0	x

(1) Fiscal year’s net profit over shareholders’ equity.

•      Dividends – Dividends pertaining to the fourth quarter of 2004 will be credited to shareholders of Metalúrgica Gerdau S.A. and Gerdau S.A. on February 22nd, 2005. The amount disbursed will be of R$ 158.4 million (R$ 1.92 per share) and R$ 280.4 million (R$ 0.95 per share), respectively. The payments made by Metalúrgica Gerdau S.A. to shareholders throughout the fiscal year of 2004 totaled R$ 433.9 million (with a dividend yield of 7.8% based on a share price of R$ 67.40 on December 30th, 2004) and R$ 858.8 million by Gerdau S.A. (with a dividend yield of 6.1% based on a share price of R$ 47.50 on December 30th, 2004).

•      Acquisition of assets from North Star Steel – On November 1st Gerdau Ameristeel concluded the acquisition of fixed assets and working capital of North Star Steel, in the United States (four long steel producing mills, three wire-rod processing facilities and a mining industry grinding balls production unit) as announced on September 9th. The price paid for these assets was US$ 266.0 million in addition to liabilities of about US$ 12.0 million. The company disbursed an additional US$ 30.0 million as an adjustment of the price of acquisition due to fluctuations in the working capital at the date of the conclusion of the transaction. The four mills have an installed capacity of approximately 2.0 million short tons per year in long rolled steel and the four downstream units can produce about 300 thousand short tons per year of reinforced concrete mesh, wire fences and industrial wires along with grinding balls.

•      New downstream units – On December 11th, Gerdau Ameristeel concluded the acquisition of assets from Gate City Steel, Inc. and RJ Rebar, Inc., in the United States. These units are suppliers of fabricated rebars, with and without epoxy coating, to the Mid-West and Southern regions of the U.S.A. These units have a nominal installed capacity of 150 thousand short tons per year.

•      Strategic alliance in Colombia –Gerdau announced on December 23rd that it had signed an agreement with the Mayagüez Group and the Latin-American Enterprise Steel Holding, controlling shareholders of Diaco S.A., the largest steel and rebar manufacturer in Colombia, and Siderúrgica del Pacífico S.A. – Sidelpa, the only specialty steel producer in the country. This agreement defines the acquisition in installments of the stakes in Diaco and Sidelpa. Gerdau will initially invest US$ 68.5 million. The Mayagüez Group, which will remain a shareholder of Diaco for a period of up to eight years, has agreed upon a strategic alliance with the Gerdau Group for the development of business in the Colombian steel sector. The operations have an annual installed capacity of 460 thousand metric tons of crude steel and 605 thousand tons of rolled products.

•      Capacity expansion at the Ouro Branco mill – Investments at the Ouro Branco mill (MG) will reach approximately US$ 900 million and will increase its crude steel installed capacity from 3.0 million metric tons to 4.5 million metric tons per annum by the end of 2007. This investment will include a new blast furnace, an HPS (Hybrid Pelletized Sinter), a continuous bloom caster and a dephosphorization system among other improvements in its productive process.

•      New mill in Araçariguama - São Paulo – Gerdau announced on October 18th the resumption of the construction of the new steel mill in the state of São Paulo. Investments in this location are estimated at R$ 750 million. The investment will have two phases and the mill will have an installed capacity of 1.3 million metric tons of crude steel and 1.2 million metric tons of rebars for the civil construction sector. Investments for the first phase will total R$ 500 million and the installed capacity should be of 900 thousand metric tons of crude steel, and the rolling mill will have 600 thousand metric tons. The melt shop should be up and running in May 2005 and the rolling mill in April 2006.

•      Specialty steel mill in Rio de Janeiro –Gerdau, as announced last December, will invest R$ 930 million through 2007 to build a new specialty steel mill in the city of Rio de Janeiro. The new unit will provide steel to the auto industry and should have an installed capacity of 800 thousand metric tons per annum of crude steel and 500 thousand metric tons of rolled products.

•      Capacity enhancement in Gerdau Cosigua – Gerdau will invest R$ 480 million through 2007 in the expansion of its existing mill in the state of Rio de Janeiro. Gerdau Cosigua will increase its crude steel installed capacity from 1.2 million metric tons to 1.8 million metric tons and 1.3 million metric tons to 1.6 million metric tons of rolled products per year. With this expansion, the Rio de Janeiro Gerdau mill will improve its sales effort to the metal and mechanic industry, civil construction an agricultural sectors.

•      Capacity increase at Gerdau Aços Finos Piratini – US$ 41 million are being invested at the Charqueadas mill in order to increase the installed capacity of rolled products to 500 thousand metric tons up from 350 thousand tons. This investment will be concluded at the end of the first quarter of 2005.

•      Improvements at Gerdau Riograndense and Gerdau Cearense units – At the Riograndense mill, improvements in the melt shop will allow an additional output of 60 thousand metric tons of crude steel per year by 2006. The start up of a new reheating furnace and the elimination of bottlenecks, scheduled for 2006, at the Cearense mill, will enhance the annual output of this site in 50%, from 100 thousand tons to 150 thousand tons.

•      Capitalization of Gerdau Ameristeel - Gerdau Ameristeel conducted a public offering of 70 million new ordinary shares at a price of US$ 4.70 per share, in the fourth quarter, and reaching a total of US$ 329.0 million. As negotiated in the subscription agreement with Gerdau Ameristeel, the underwriters and Gerdau S.A. purchased an additional lot (over allotment) of 4.381.000 ordinary shares each for a total of US$ 41.2 million. It is worth mentioning that the Gerdau Ameristeel shares, which were already traded at the Toronto Stock Exchange (Canada), are now also traded at the New York Stock Exchange, in the US under the ticker symbol GNA. After completing this offering Gerdau S.A. now holds a stake of 66.5% of the Company’s capital stock.

•      Corporate Restructuring of Gerdau Companies – On December 3rd, the Board of Directors of Gerdau S.A. authorized the implementation of measures to reorganize its companies in order to obtain strategic advantages as well as better efficiencies in management and operations as a result of a specialization and the geographical location of the different Gerdau Group businesses. The objective is to focus on the organization’s main competences, on a focusaction and acquiring critical mass within each area of comptetence. Additionally, this reorganization will include solutions to enhance the future growth of the organization. The first step in this direction was implemented on December 29th with the capitalization of the holding Gerdau Participações S.A. with shares of Gerdau Açominas S.A. and part of the quotas of Gerdau Internacional Empreendimentos Ltda., held by Gerdau S.A., which represent de 91.5% e 22.8% of the capital stock of those companies, respectively. The quotas transferred to Gerdau Participações S.A. are equivalent to those of Gerdau Internacional Empreendimentos Ltda., directly and indirectly, in the capital stock of the following companies: Gerdau Chile Inversiones Ltda., Gerdau Laisa S.A. y Sipar Aceros S.A. The final reorganization model has not yet been concluded. It should be divulged as management’s proposals are approved by the Board of Directors. Additional measures will, therefore, be adopted throughout the year and will be disclosed as soon as they are approved.

Availability at the site:

This document and complementary information for the quarter year results are available at www.gerdau.com.br/ing/ri

Complementary Information:

Additional data on the performance in the quarter can be obtained with the Investor Relations sector which can be reached by phone at +55 51 3323.2703 or by e-mail at inform@gerdau.com.br

Conference Call: February 1st, 2005

In Portuguese, at 11:00 AM (NY time)

In English, at 1:00 PM (NY time)

To listen in, dial:

In Portuguese:

• From Brazil: 0800 770.4544 or 11 4613.0501

• Other countries: +55 11 4613.4525

In English:

• From the US: 1 800 860.2442

• From Brazil: 0800 770.4544 or 11 4613.0502

• Other countries: +1 412 858.4600

The conference call will also be available on the internet. To listen in you must access our site at www.gerdau.com.br

4th Quarter 2004 Performance

Output and Sales

•      Output of slabs, blooms and billets in the last quarter of the year was of 3.5 million metric tons, 9.5% greater than the volume produced in the fourth quarter of 2003. This increase in the quarter’s output is due mainly to the consolidation of the output of the North Star Steel mills for the months of November and December. Output for the full year reached 13.4 million metric tons, an increase of 9.0% compared to the volume of 2003.

•      The units based in Brazil produced 7.3 million metric tons in 2004, a volume 4.4% greater than that of 2003. This tonnage represents 54.2% of the consolidated output. The North American output was 14.3% greater and reached 5.7 million metric tons (42.6% of the total). Companies in Chile and Uruguay contributed with an output of 428.2 thousand metric tons (3.2% of the total), and presented an increase of 23.5% year over year.

Output (1,000 metric tons)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Crude Steel (slabs, blooms and billets)
Brazil	1,853.4	1.818,3	1.9%	7,284.5	6,975.9	4.4%
North America	1,491.6	1.253,6	19.0%	5,735.7	5,019.9	14.3%
South America	121.6	93,6	29.9%	428.2	346.8	23.5%
Total	3,466.6	3.165,5	9.5%	13,448.4	12,342.6	9.0%

Rolled Products
Brazil	1,026.3	1,017.7	0.9%	4,338.6	3,890.6	11.5%
North America	1,426.6	1,241.1	14.9%	5,451.5	4,775.7	14.2%
South America	130.0	107.3	21.1%	484.3	378.6	27.9%
Total	2,582.9	2,366.1	9.2%	10,274.4	9,044.9	13.6%

•      The quarter saw the output of rolled products reach 2.6 million metric tons, 9.2% greater than the output in the same period in the preceding year. Volume for the full year reached 10.3 million metric tons, an increase of 13.6% compared to 2003.

•      Rolled products produced in Brazil reached 4.3 million metric tons for 2004, an increase of 11.5%, a reflex of the greater demand from the civil construction and industrial consumers of steel products. North and South America (excluding Brazil) saw output increase 14.2% and 27.9%, respectively, reaching the marks of 5.5 million metric tons and 484.3 thousand metric tons, which can be explained by the good economic performance of these regions.

•      Total consolidated sales for the quarter reached 3.1 million metric tons, a tonnage similar to that of the fourth quarter of 2003. The highlight of the period was the South American operation which presented an increase of 31.9% in the quarter.

Sales (1,000 metric tons)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Brazil
Domestic markets	808.3	849.5	(4.9)%	3,881.4	3,376.1	15.0%
Exports	821.1	869.3	(5.5)%	2,748.2	3,211.4	(14.4)%
Total	1,629.4	1,718.8	(5.2)%	6,629.6	6,587.5	0.6%

Exterior
North America	1,334.4	1,294.9	3.0%	5,410.9	5,140.5	5.3%
South America	143.8	109.0	31.9%	520.4	416.3	25.0%
Total	1,478.2	1,403.9	5.3%	5,931.3	5,556.8	6.7%

Consolidated Total	3,107.6	3,122.7	(0.5)%	12,560.9	12,144.3	3.4%

•      Sales for the year of 2004 reached 12.6 million metric tons, 3.4% greater than those of 2003. Sales in North America totaled 5.4 million metric tons, 5.3% more than in the previous year. Units in Chile, Uruguay and Argentina shipped a total of 520.4 thousand metric tons, an increase of 25.0%. At Gerdau Açominas, the Company that consolidates the Brazilian operations, domestic shipments were the highlight of 2004, the consequence of a greater consumption by the civil construction sector and a strong growth in the demand from the industrial sector. With shipments totaling 3.9 million metric tons and representing 58.5% of Company sales, this volume was 15.0% greater than that of 2003. The solid demand in the domestic market combined with the preferential servicing of Brazilian clients more than compensated the decrease in tonnage exported. These were reduced by 14.4% compared to volumes exported in the previous year. Shipments abroad contributed with 41.5% of sales in Brazil and generated revenues of US$ 1.1 billion in the fiscal year.

•      Sales from the overseas operations combined with exports from Brazil represented 69.1% of the consolidated volume in 2004, compared to 72.2% in 2003.

Results

•      The last three months of the year saw net revenues reach R$ 4.9 billion, 39.2% greater than those of the same period in the previous year. This reflects the performance of the operations abroad with better prices in the international markets and the recovery of domestic demand in addition to the consolidation of the new units acquired in 2004.

•      The year of 2004 saw an increase in its net revenues for the same reasons mentioned above hitting the mark of 46.6%, going from R$ 13.4 billion, in 2003, to R$ 19.6 billion, in 2004. The Brazilian operations contributed with R$ 10.0 billion to net revenues, 36.5% greater than those of the previous year. At the same time, the North American operations generated net revenues of R$ 8.9 billion (+59.0%) and the units in South America R$ 763.9 million (+55.9%).

•      Companies abroad and exports from Brazil combined contributed with 66.1% to the consolidated net revenue for the fourth quarter and 66.2% for the year.

Net Revenue (R$ million)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Brazil	2,655.5	1,888.2	40.6%	9,975.8	7,307.0	36.5%
North America	2,015.6	1,473.6	36.8%	8,857.6	5,569.9	59.0%
South America	223.3	154.3	44.7%	763.9	490.1	55.9%
Total	4,894.4	3,516.1	39.2%	19,597.3	13,367.0	46.6%

•      Gross margin for the quarter was 30.3% compared to 24.7% for the same period in 2003. The year of 2004 had a gross margin of 31.9%, an increase of 7.3 percentage points compared to 2003 when it reached 24.6%. Factors that contributed to this outcome both in the quarter and the year were the recovery of operating margins in Brazil due to adjustments in prices as a result of increases in the cost of certain raw materials, and the increase in international prices which benefited exports and the North American operations. Gross profit reached R$ 6.2 billion in 2004 compared to R$ 3.3 billion in 2003, a growth of 89.8%.

•      Operating expenses (SG&A) increased 6.0% in the fourth quarter when compared to that of the same months of 2003 compared to a growth of 39.2% in net revenues. This caused the ratio expenses/revenues to fall from 10.4% to 7.9%. This reduction occurred mainly due to the decrease in exported tonnage (less expenses with port services) and to lower expenses at Gerdau Ameristeel. For the year of 2004, the consolidated operating expenses reached R$ 1.5 billion and represent 7.4% of net revenue, compared to 9.1% in 2003.

EBITDA (R$ million)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Brazil	960.9	547.8	75.4%	3,704.5	2,297.3	61.3%
North America	271.5	66.0	311.4%	1,597.2	234.7	580.5%
South America	56.6	47.0	20.4%	251.0	151.5	65.7%
Total	1,289.0	660.8	95.1%	5,552.7	2,683.5	106.9%

•      The greater net revenue combined with the reduction in operating expenses and cost of sales in the fourth quarter of 2004 when compared to those of 2003 resulted in a growth of 95.1% of EBITDA (earnings before financial expenses, taxes, depreciation and amortizations), which reached R$ 1.3 billion. Consequently, margin was bigger settling at 26.3% compared to 18.8% in the fourth quarter of 2003. EBITDA for the full year reached R$ 5.5 billion, 106.9% greater than that of 2003 and the margin increased from 20.1% to 28.3%.

EBTDA (R$ million)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Gross profit	1,483.7	868.5	70.8%	6,245.0	3,290.2	89.8%
Cost of sales	(127.4)	(125.8)	1.3%	(455.2)	(448.1)	1.6%
General Expenses/administrative	(258.5)	(238.4)	8.4%	(1,003.8)	(763.4)	31.5%
Depreciation and amortization	191.2	156.5	22.2%	766.7	604.8	26.8%
EBITDA	1,289.0	660.8	95.1%	5,552.7	2,683.5	106.9%
Net financial expenses (excluding monetary and FX variations)	(55.7)	(118.6)	(53.0)%	(280.8)	(532.0)	(47.2)%
FX and monetary variations	138.1	(37.8)	—	104.7	(114.5)	—
EBTDA	1,371.4	504.4	171.8%	5,376.6	2,037.0	163.9%

•      Net financial expenses net of monetary and FX variations in the fourth quarter totaled R$ 55.7 million compared to R$ 118.6 million in the same period in the previous year. This reduction in expenses results in part from the increase in financial investments of cash generated in the period. If taken into account the FX variations (R$ 136.5 million) and monetary (R$ 1.6 million), both positive, Gerdau had net financial revenues in its quarterly consolidated balance (expenses minus financial revenues) in the amount of R$ 82.4 million. In 2004, net financial expenses netted R$ 176.1 million, in which R$ 14.5 million of monetary variations and R$ 119.2 million in FX variations were included.

•      Equity pick up was negative in R$ 60.2 million in the fourth quarter, and R$ 343.1 million in the full year. This was the result of the FX variation over investments abroad along with the fiscal incentive reserves and goodwill amortizations in the periods mentioned.

•      R$ 16.8 million, net of taxes, accounted for in the fourth quarter on the Other Operating Income line refer to the final settlement in which Gerdau S.A. won a suite against the improper collection of a tax (PIS) based on executive laws 2.445/88 and 2.449/88.

•      Net profit for the last quarter of the year reached R$ 749.1 million, 62.9% greater than that of the fourth quarter of 2003. The net profit for the full year reached R$ 3.2 billion, presenting an increase of 157.9% over last year’s and net margin was 16.5%.

Net Profit (R$ million)	4th QTR 2004	4th QTR 2003	Variation	Fiscal Year 2004	Fiscal Year 2003	Variation
Brazil	589.4	431.4	36.6%	2,164.4	1,222.4	77.1%
North America	120.9	(4.3)	—	896.3	(61.3)	—
South America	38.8	32.8	18.3%	174.2	93.4	86.5%
Total	749.1	459.9	62.9%	3,234.9	1,254.5	157.9%

•      The Inventory line saw an increase of 28.8%, when comparing the September and the December positions, as a result of the increase in steel output and the consolidation of the North Star operations in the period. At the same time, sales suffered a reduction, especially in the Brazilian domestic market. This effect also impacted the Trade Account Payable line in which an 18.9% increase was recorded as a consequence of higher inventories of raw materials.

Investments

•      Investments in the last three months of 2004 totaled US$ 501.2 million, mostly destined to the acquisition of the North Star assets and the construction of the new mill in the state of São Paulo.  Companies in Brazil in the quarter invested US$ 127.2 million, while the mills in North America invested US$ 370.0 million and the South American units the balance of US$ 4.0 million.

•      Investments in the year, acquisitions included, totaled US$ 771.7 million, of which US$ 325.6 million (42.2% of total) were invested in Brazil-based units, US$ 435.8 million (56.5% of total) in industrial sites in North America, and US$ 10.3 million (1.3% of total) in the South American mills.

Investments (US$ million)	Fiscal Year 2004	Fiscal Year 2003
Brazil	325.6	228.5
Gerdau Açominas	317.3	221.3
Other	8.3	7.2
Abroad	446.1	66.2
North America	435.8	59.4
South America	10.3	6.8
Total	771.7	294.7

Indebtedness

•      Net debt was R$ 4.3 billion on December 31st, 2004, 17.4% lower than that of year-end 2003.

•      Gross debt was 30.9% short term (R$ 2.0 billion) and 69.1% long term (R$ 4.4 billion). Approximately 22.2% is in local currency (BNDES and debentures), 37.0% is pegged to the U.S. dollar and 40.8% is debt by companies abroad.

•      Cash and Cash & Equivalents at the end of the year registered R$ 2.1 billion, of which 68.2%, or R$ 1.4 billion, were indexed to the U.S. dollar.

Indebtedness (R$ million)	12.31.2004	12.31.2003
Short term
Local currency	201.8	280.9
Foreign currency	704.8	1,342.7
Companies abroad	1,064.8	793.8
Total	1,971.4	2,417.4
Long Term
Local currency	1,211.3	717.2
Foreign currency	1,653.1	1,030.7
Companies abroad	1,541.0	2,097.2
Total	4,405.4	3,845.1
Gross Debt	6,376.8	6,262.5
Cash & Cash and Equivalents	2,042.0	1,017.0
Net Debt	4,334.8	5,245.5

•      At the end of December, the main debt indicators standing was:

Ratios	12.31.2004	12.31.2003
Net debt / Total net capitalization	36.3%	51.9%
EBITDA / Net financial expenses (excluding monetary and FX variations)	19.8x	5.0x
Gross debt / EBITDA	1.1x	2.3x
Net debt / EBITDA	0.8x	2.0x

APIMEC Meeting

•      With the aim of further enhancing its relationship with the capital markets players, Gerdau promoted 6 APIMEC meetings. The last one was a national APIMEC held on November 24th, in São Paulo. The event counted over 250 participants which had the opportunity to attend the Gerdau companies presentation of for the first nine months of 2004, followed by a Q&A session with Company directors. Additionally, for those unable to come to the meeting a web casting service was available to all.

Company Information (Non-consolidated Data)

Metalúrgica Gerdau S.A.

•      Shareholders will be credited a total of R$ 158.4 million (R$ 1.92 per share) on February 22nd, 2005, as dividends for the fourth quarter of 2004, based on the positions held on February 11th, 2005. The accumulated for the year in the way of payments to shareholders totaled R$ 433.9 million (R$ 5.26 per outstanding share), representing a dividend yield of 7.8%, if calculated based on the stock price of R$ 67.40 as on December 30th, 2004.

•      Gersul Empreendimentos Imobiliários Ltda., one of the controlling companies of Metalúrgica Gerdau, offered, on December 9th, 2.8 million ordinary shares it owned in an auction at the São Paulo Stock Exchange. This stake represents 10.1% of ordinary shares and 3.4% of the total capital stock of Metalúrgica Gerdau. The objective of this public offering was to provide better liquidity to ordinary shares and the consequent appreciation of that stock. The auction generated resources of R$ 75.1 million to the offering shareholder as a result of the selling of 1.4 million shares.

•      Metalúrgica Gerdau S.A. (GOAU) shares moved R$ 2.1 billion at the São Paulo Stock Exchange (Bovespa) throughout 2004, 260.4% more than in 2003. 63,200 trades were made and shares traded totaled 36.5 million. These surpassed by 195.1% and 155.9%, respectively the numbers for the previous year. Preferred shares appreciated 122.7% for the full year, and the daily trading average increased from R$ 2.2 million, in 2003, to R$ 7.2 million, in 2004.

•      Stock quote of preferred shares during 2004 at the São Paulo Stock Exchange were as follows:

•      Metalúrgica Gerdau S.A. reached a net profit of R$ 404.5 million (R$ 4.90 per share) in the fourth quarter, 85.4% greater than that of the same quarter in 2003. This profit comes from, essentially, the equity pickup of investments in subsidiaries and affiliated companies and the capital gains resulting from the sell-off of Gerdau S.A. shares in a public offering on December 9th. Net profit for the full year was R$ 1.4 billion (R$ 17.42 per share) presenting an increase of 149.8% over that of 2003.

•      Shareholders Equity on December 31st, 2004, was R$ 3.0 billion, representing R$ 35.90 per share.

Gerdau S.A.

•      Gerdau S.A. will pay, on February 22nd, 2005, dividends relative to the fourth quarter of 2004 in a total of R$ 280.4 million. These dividends will be paid based on the number of shares held on February 11th, 2005, and correspond to R$ 0.95 per share. Compensation to shareholders for the full year reached R$ 858.8 million (R$ 2.91 per share outstanding), representing a dividend yield of 6.1%, if calculated based on the stock quote of R$ 47.50 on December 30th, 2004.

•      Metalúrgica Gerdau S.A. and Santa Felicidade Comércio, Importação e Exportação de Produtos Siderúrgicos Ltda., controlling shareholders of da Gerdau S.A., offered in an auction at the São Paulo Stock Exchange, held on December 9th, 4.0 million and 6.3 million ordinary shares, respectively. This stake in shares (10.3 million) represents 10.0% of ordinary shares and 3.5% of Gerdau S.A.’s capital stock. The objective of this public offering was to provide better liquidity to ordinary shares and the consequent appreciation of that stock. The auction generated resources of R$ 412.1 million to the offering shareholder as a result of the selling of all shares offered.

•      Gerdau S.A. (GGBR) shares moved R$ 7.2 billion São Paulo Stock Exchange (Bovespa), in 2004, presenting a growth of 185.2% compared to 2003. There were 223.971 trades which surpassed by 116.2% the number of the previous year. The number of shares traded also presented an important increase in the period: 159.4 million shares, 129.0% more than in 2003. In 2004, preferred shares appreciated 66.2% and the average daily trade reached R$ 25.9 million compared to R$ 9.8 million in 2003.

•      ADRs, representative of Gerdau S.A. preferred shares (GGB) and traded at the New York Stock Exchange (NYSE), moved 80.0 million shares in 2004, 240.4% more than in 2003. The amounts involved in these transactions totaled US$ 1.3 billion in the period, equivalent to a daily average of US$ 5.1 million.

•      The evolution of stock quotes in 2004 of preferred shares at the São Paulo Stock Exchange and at the New York Stock Exchange was as follows:

•      Throughout the year of 2004, the Gerdau S.A. (XGGB) preferred shares have had a daily presence at the Madrid Stock Exchange (Latibex). There were 479.1 thousand shares traded which moved resources of about € 6.2 million.

•      Gerdau S.A. had a net profit of R$ 635.8 million in the quarter, (R$ 2.15 per share) compared to R$ 459.4 million in the pro forma financials for October through December 2003. This profit comes from essentially equity pickup from investments in subsidiaries and affiliated companies. The year-end accumulated net profit was R$ 2.8 billion (R$ 9.59 per share), 148.3% greater than the pro forma for 2003.

•      Shareholders Equity on December 31st, 2004, was R$ 6.1 billion, equivalent to R$ 20.58 per share.

Gerdau Açominas S.A.

•      Gross revenues for the fourth quarter at Gerdau Açominas reached R$ 3.4 billion, 45.9% greater than in the pro forma financials of the last quarter of 2003. For the full year gross revenues reached R$ 13.0 billion, presenting an increase of 43.2% compared to the pro forma of 2003. Net revenues for the fourth quarter were R$ 2.7 billion and, for the full year, accumulated R$ 10.0 billion. This evolution both in the quarter and the full year is the result of higher prices in the domestic and the international markets and to the recovery of domestic demand.

•      Gross margin was 40.3% in the fourth quarter compared to 36.3% in the same period of 2003. For the full year of 2004, gross margin reached 41.9% compared to 37.9% in the same period of 2003, if compared to the pro forma financials. Contributors to this performance were the recovery of operating margins in Brazil due to the readjustment in prices due mostly to the increase of certain raw materials and to the increase in international prices which benefited exports substantially.

•      EBITDA (earnings before financial expenses, taxes, depreciation and amortizations) reached R$ 935.0 million in the fourth quarter compared to R$ 530.2 million in October to December of 2003. EBITDA margin reached 34.8% compared to 28.2%. The accumulated yearly EBITDA was R$ 3.7 billion, with a margin of 36.4% compared to R$ 2.3 billion and a 31.2% margin in the pro forma 2003 financials.

•      The Company’s net profit reached R$ 624.8 million in the last quarter of the year which was 67.4% greater than that of the fourth quarter of 2003. For the full year, net profit reached R$ 2.5 billion (R$ 15.65 per share), compared to R$ 1.4 billion in 2003.

•      Gerdau Açominas will pay on February 22nd, 2005, dividends of R$ 306.2 million relative to the fourth quarter of 2004. The dividend will be paid based on the number of shares held on February 11th and are equivalent to R$ 1.93 per share. For the full year, the payment to shareholders totaled R$ 938.7 million (R$ 5.9165 per share outstanding).

•      Shareholders’ equity on December 31st was R$ 4.8 billion, equivalent to shareholders’ equity per share of R$ 30.04.

Gerdau Ameristeel Corporation

•      In 2004, shares of Gerdau Ameristeel (GNA.TO) moved Cdn$ 500.3 million at the Toronto Stock Exchange, with 83.8 million shares traded. The company stock appreciated 72.3% at that Exchange.

•      The evolution of stock quotes at the Toronto Stock Exchange was as follows:

•      On October 18th, Gerdau Ameristeel shares started trading at the New York Stock Exchange (NYSE). From that date through December 31st, 18.8 million shares (GNA) were traded and the financial volume totaled US$ 107.5 million.

•      Net revenues adjusted to Brazilian GAAP reached R$ 2.0 billion in the fourth quarter of 2004, 36.8% greater than that of the same period in 2003. For the full year net revenues totaled R$ 8.9 billion, presenting an increase of 59.0%.

•      EBITDA (earnings before financial expenses, taxes, depreciation and amortizations), also adjusted to Brazilian GAAP, reached R$ 271.5 million in the fourth quarter this year, 311.4% greater than the same quarter in 2003. EBITDA margin surpassed 4.5% going to 13.5%. The accumulated EBITDA for the year reached R$ 1.6 billion, with a margin of 18.0% (4.2% in 2003).

•      Net profit reached R$ 120.9 million in the fourth quarter of 2004, and the accumulated profit for the year reached R$ 896.3 million (compared to a loss of R$ 61.3 million in 2003).

•      The Company announced, today, that its Board of Directors has approved the beginning of dividend payments to its shareholders on a quarterly basis. Dividends will be paid on March 4th, 2005 at US$ 0.02 per share held on February 16th, 2005.

MANAGEMENT

METALÚRGICA GERDAU S.A. - Consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	18,791,956	14,378,841
Current assets	9,653,492	5,432,827
Cash and cash & equivalents	337,767	125,596
Trade accounts receivable	2,564,192	1,561,083
Taxes recoverable	251,858	137,810
Temporary cash investments	1,666,178	890,130
Inventories	4,236,642	2,336,598
Deferred income tax & other	596,855	381,610
Long-term receivables	1,063,086	1,081,485
Accounts receivable	10,584	10,584
A/R with related parties	1,231	30,509
Deferred income tax & other	1,051,271	1,040,392
Permanent assets	8,075,378	7,864,529
Investments	112,547	463,224
Fixed assets	7,928,973	7,380,838
Deferred	33,858	20,467

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	18,791,956	14,378,841
Current Liabilities	5,345,258	4,424,043
Loans and financing	2,027,865	2,461,299
Debentures	2,986	3,651
Trade accounts payable	1,921,424	1,191,065
Taxes payable	391,185	178,442
Dividends payable	338,972	165,722
Deferred income tax & other	662,826	423,864
Long-term liabilities	5,591,103	5,117,878
Loans and Financing	3,490,374	3,396,085
Debentures	573,504	423,956
Deferred income tax & other	1,527,225	1,297,837
Minority Shareholders	4,894,561	2,864,824
Shareholders’ equity	2,961,034	1,972,096
Capital stock	1,664,000	1,280,000
Capital reserves	10,842	10,659
Profit reserves	1,285,632	680,877
Retained earning	560	560

METALÚRGICA GERDAU S.A. - Consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
GROSS SALES REVENUE	5,843,157	4,169,144	23,407,573	15,782,967
Deductions of gross revenues	(948,743)	(653,069)	(3,810,311)	(2,416,006)
Net sales revenues	4,894,414	3,516,075	19,597,262	13,366,961
Cost of sales	(3,410,686)	(2,647,582)	(13,352,240)	(10,076,740)
Gross profit	1,483,728	868,493	6,245,022	3,290,221
Operating result	(320,799)	(523,474)	(1,808,092)	(2,138,040)
Selling expenses	(127,439)	(125,709)	(455,175)	(448,131)
General and administrative expenses	(267,150)	(252,025)	(1,050,953)	(804,501)
Financial income	50,906	6,323	249,261	86,754
Financial expenses	39,226	(156,589)	(397,642)	(708,130)
Other operating income (expenses), net	43,858	16,489	191,045	17,208
Equity pick-up	(60,200)	(11,963)	(344,628)	(281,240)
Operating profit	1,162,929	345,019	4,436,930	1,152,181
Non-operating income (expenses), net	166,171	6,190	144,102	(6,162)
Profit before taxes/participation	1,329,100	351,209	4,581,032	1,146,019
Provision for income tax	(311,467)	(118,892)	(957,000)	(314,614)
Deferred income tax	(129,836)	239,799	(238,405)	454,470
Statutory participation	(18,665)	(13,409)	(44,530)	(29,001)
Net Profit for the period	869,132	458,707	3,341,097	1,256,874

Controlling Shareholders	404,543	218,142	1,437,075	575,179
Minority Shareholders	464,589	240,565	1,904,022	681,695

METALÚRGICA GERDAU S.A. - Consolidated

CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
NET INCOME	869,132	458,707	3,341,097	1,256,874
Equity pick up	60,200	11,964	344,628	281,240
Provision for credit risk	(1,084)	4,365	7,647	20,618
Gain/Loss in fixed asset disposal	2,840	(5,148)	9,058	10,056
Gain/Loss in disposal of investment	(168,466)	(1,753)	(164,058)	(1,556)
Monetary and exchange variation	(137,534)	43,921	(94,087)	136,349
Depreciation and amortization	191,186	156,491	766,819	605,045
Income tax	(16,936)	(178,985)	505,551	(441,456)
Interest paid	85,063	156,720	412,152	593,308
Contingencies/legal deposits	(8,913)	(9,579)	4,351	562
Changes in trade account receivable	263,383	137,375	(720,363)	(167,134)
Changes in inventories	(453,209)	(64,053)	(1,402,408)	(207,267)
Changes in trade accounts payable	(26,323)	65,151	477,292	187,227
Other accounts in operating activities	(199,702)	32,299	(100,288)	74,557
Net cash provided by operating activities	459,637	807,475	3,387,391	2,348,423
Fixed assets acquisitions/ disposals	(470,634)	(247,126)	(1,173,491)	(873,039)
Deferred charges	(7,602)	(1,987)	(18,006)	(7,246)
Investments acquisitions/ disposals	373,986	(53,579)	362,905	(67,005)
Assets acquisition	(924,457)	—	(924,457)	—
Cash (applied to) investing activities	(1,028,707)	(302,692)	(1,753,049)	(947,290)
Fixed assets suppliers	146,149	10,108	144,573	2,196
Working capital financing	76,637	(406,679)	(133,006)	(334,804)
Debentures	30,559	(356,106)	85,305	(347,456)
Proceeds from fixed assets financing	491,638	180,941	762,766	454,989
Payments of fixed assets financing	(128,501)	(189,853)	(677,357)	(541,308)
Interest paid for financing	(49,471)	(104,101)	(379,801)	(414,409)
Inter companies loans	4,673	544	35,944	(16,937)
Capital increase/Treasury stock	491,817	(24,151)	451,704	(24,151)
Dividend/ interest & statutory particip, payment	(303,880)	(82,398)	(853,710)	(423,399)
Cash provided by (applied to) financing activities	759,621	(971,695)	(563,582)	(1,645,279)
Net change in cash	190,551	(466,912)	1,070,760	(244,146)
Cash balance
At the beginning of the period	1,900,675	1,485,017	1,015,726	1,420,236
Effect of exchange rate changes on cash	(87,281)	(2,962)	(82,541)	(173,736)
Opening balance of incorporated companies for the year	—	583	—	13,372
At the end of the period	2,003,945	1,015,726	2,003,945	1,015,726
Cash composition
Temporary cash investments	1,666,178	890,130	1,666,178	890,130
Cash	337,767	125,596	337,767	125,596

METALÚRGICA GERDAU S.A. - Non consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	3,263,861	2,156,842
Current assets	231,356	107,480
Cash and cash & equivalents	98	23
Temporary cash investments	95,702	25,163
Dividends	120,508	62,086
Taxes recoverable	11,247	16,113
Other	3,801	4,095
Long-term receivables	12,891	18,145
Accounts receivable	3,189	372
A/R with related parties	—	3,390
Deferred income tax & other	9,702	14,383
Permanent assets	3,019,614	2,031,217
Investments	3,018,021	2,029,479
Fixed assets	1,593	1,738

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	3,263,861	2,156,842
Current Liabilities	175,798	94,090
Debentures	—	624
Trade accounts payable	63	4
Taxes payable	2,247	3,537
Dividends payable	158,374	73,524
A/P with related parties	266	—
Other accounts payable	14,848	16,401
Long-term liabilities	127,029	90,656
Deferred income tax & other	127,029	90,656
Shareholders’ equity	2,961,034	1,972,096
Capital stock	1,664,000	1,280,000
Capital reserves	10,842	10,659
Profit reserves	1,285,632	680,877
Retained earning	560	560

METALÚRGICA GERDAU S.A. - Non consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
GROSS SALES REVENUE	—	—	—	—
Deductions of gross revenues	—	—	—	—
Net sales revenues	—	—	—	—
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Operating result	286,871	226,543	1,314,266	586,659
General and administrative expenses	(4,176)	(10,146)	(32,059)	(29,993)
Fianancial income	844	3,257	10,239	11,900
Financial expenses	(1,294)	(1,807)	(6,852)	(5,616)
Other operating income (expenses), net	32	115	96	367
Equity pick-up	291,465	235,124	1,342,842	610,001
Operating profit	286,871	226,543	1,314,266	586,659
Non-operating income (expenses), net	170,990	42	170,953	1,445
Profit before taxes/participation	457,861	226,585	1,485,219	588,104
Provision for income tax	(2,624)	(3,305)	(2,624)	(3,305)
Deferred income tax	(49,749)	(4,326)	(42,352)	(6,663)
Statutory participation	(945)	(812)	(3,168)	(2,957)
Net Profit for the period	404,543	218,142	1,437,075	575,179

Profit per share - R$	4.90	5.26	17.42	13.88
Book value per share - R$	35.90	47.58	35.90	47.58
Outstanding shares (thousand)	82,487	41,447	82,487	41,447

METALÚRGICA GERDAU S.A. - Non Consolidated

CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
NET INCOME	404,543	218,142	1,437,075	575,179
Equity pick up	(291,465)	(235,124)	(1,342,842)	(610,001)
Gain/Loss in disposal of investment	(170,990)	(42)	(170,953)	(1,445)
Monetary and exchange variation	1,172	1,091	5,198	5,563
Depreciation and amortization	37	36	145	149
Income tax	52,989	4,189	47,393	8,420
Interest paid	—	11	778	14
Contingencies/legal deposits	(32)	3	(940)	18
Changes in trade account payable	37	1	58	(27)
Other operating activities accounts	(30,141)	10,338	(33,737)	8,656
Net cash provided by operating activities	(33,850)	(1,355)	(57,825)	(13,474)
Investments acquisitions/ disposals	155,926	(1,344)	155,144	5,097
Interest on Equity/Distribution of Profit Received	131,637	36,119	351,884	185,108
Investments acquisitions/ disposals	287,563	34,775	507,028	190,205
Working capital financing	(2,014)	(1,829)	(7,778)	(7,015)
Debentures	—	—	(586)	(423)
Inter companies loans	(20,419)	(2,759)	2,839	(2,506)
Capital increase/Treasury stock	—	(7,049)	(14,441)	(7,049)
Dividend/ interest & statutory particip. payment	(135,560)	(34,804)	(358,623)	(198,413)
Cash provided by (applied to) financing activities	(157,993)	(46,441)	(378,589)	(215,406)
Net change in cash	95,720	(13,021)	70,614	(38,675)
Cash balance
At the beginning of the period	80	38,207	25,186	63,861
At the end of the period	95,800	25,186	95,800	25,186
Cash composition
Temporary cash investments	95,702	25,163	95,702	25,163
Cash	98	23	98	23

GERDAU S.A. - Consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	18,663,822	14,246,741
Current assets	9,556,265	5,334,880
Cash and cash & equivalents	333,720	121,615
Trade accounts receivable	2,496,808	1,526,176
Taxes recoverable	240,462	120,815
Temporary cash investments	1,708,247	895,391
Inventories	4,236,642	2,336,598
Deferred income tax & other	540,386	334,285
Long-term receivables	1,034,319	1,051,257
Accounts receivable	10,212	10,212
A/R with related parties	1,448	26,979
Deferred income tax & other	1,022,659	1,014,066
Permanent assets	8,073,238	7,860,604
Investments	112,017	461,412
Fixed assets	7,927,363	7,378,725
Deferred	33,858	20,467

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	18,663,822	14,246,741
Current Liabilities	5,247,668	4,342,899
Loans and Financing	1,968,397	2,414,376
Debentures	2,986	3,027
Trade accounts payable	1,935,953	1,192,428
Taxes payable	386,238	171,776
Dividends payable	306,771	154,220
Deferred income tax & other	647,323	407,072
Long-term liabilities	5,803,107	5,048,695
Loans and Financing	3,490,374	3,396,085
Debentures	915,086	449,039
Deferred income tax & other	1,397,647	1,203,571
Minority Shareholders	1,539,191	726,751
Shareholders’ equity	6,073,856	4,128,396
Capital stock	3,471,312	1,735,656
Capital reserves	376,672	376,672
Profit reserves	2,225,872	2,016,068
Retained earning	—	—

GERDAU S.A. - Consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
GROSS SALES REVENUE	5,843,157	4,169,144	23,407,573	15,782,967
Deductions of gross revenues	(948,743)	(653,069)	(3,810,311)	(2,416,006)
Net sales revenues	4,894,414	3,516,075	19,597,262	13,366,961
Cost of sales	(3,410,686)	(2,647,582)	(13,352,238)	(10,076,740)
Gross profit	1,483,728	868,493	6,245,024	3,290,221
Operating result	(320,546)	(518,973)	(1,790,357)	(2,143,009)
Selling expenses	(127,439)	(125,767)	(455,175)	(448,131)
General and administrative expenses	(258,476)	(238,371)	(1,003,826)	(763,440)
Fianancial income	42,106	(685)	209,846	52,029
Financial expenses	40,327	(155,666)	(385,952)	(698,599)
Other operating income (expenses), net	43,136	15,694	187,866	14,489
Equity pick-up	(60,200)	(14,178)	(343,116)	(299,357)
Operating profit	1,163,182	349,520	4,454,667	1,147,212
Non-operating income (expenses), net	(2,383)	6,147	(24,930)	(7,608)
Profit before taxes/participation	1,160,799	355,667	4,429,737	1,139,604
Provision for income tax	(307,676)	(115,792)	(951,201)	(308,681)
Deferred income tax	(86,310)	232,589	(202,286)	449,605
Statutory participation	(17,721)	(12,596)	(41,363)	(26,043)
Net Profit for the period	749,092	459,868	3,234,887	1,254,485

Controlling Shareholders	635,778	458,027	2,831,339	1,137,216
Minority Shareholders	113,314	1,841	403,548	117,269

GERDAU S.A. - Consolidated

CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
NET INCOME	749,092	459,868	3,234,887	1,254,485
Equity pick up	60,200	14,179	343,116	299,357
Provision for credit risk	(1,125)	4,415	7,323	20,705
Gain/Loss in fixed asset disposal	2,840	(5,148)	9,058	10,056
Gain/Loss in disposal of investment	11	(1,710)	4,382	(111)
Monetary and exchange variation	(138,706)	42,830	(99,284)	130,790
Depreciation and amortization	191,147	156,452	766,665	604,887
Income tax	(64,539)	(189,572)	463,938	(438,731)
Interest paid	85,264	155,510	406,534	587,143
Contingencies/legal deposits	(8,880)	(9,466)	5,295	624
Changes in trade account receivable	263,955	124,826	(687,562)	(180,879)
Changes in inventories	(453,209)	(64,053)	(1,402,408)	(207,267)
Changes in trade accounts payable	(15,886)	65,414	490,458	187,378
Other accounts in operating activities	(173,196)	31,666	(56,428)	84,468
Net cash provided by operating activities	496,968	785,211	3,485,974	2,352,905
Fixed assets acquisitons/ disposals	(470,634)	(247,126)	(1,173,491)	(873,039)
Deferred charges	(7,602)	(1,987)	(18,006)	(7,246)
Investments acquisitions/ disposals	(27,353)	(53,621)	(37,686)	(71,603)
Assets acquisition	(924,457)	—	(924,457)	—
Cash (applied to) investing activities	(1,430,046)	(302,734)	(2,153,640)	(951,888)
Fixed assets suppliers	146,150	10,107	144,574	2,195
Working capital financing	66,360	(406,850)	(136,784)	(336,901)
Debentures	369,291	(370,655)	399,120	(394,340)
Proceeds from fixed assets financing	491,638	180,941	762,766	454,989
Payments of fixed assets financing	(128,501)	(189,853)	(677,357)	(541,308)
Interest paid for financing	(46,926)	(102,093)	(372,676)	(402,611)
Inter companies loans	25,004	16,013	32,872	(11,316)
Capital increase/Treasury stock	491,819	(17,102)	466,146	(17,102)
Dividend/ interest & statutory particip, payment	(300,127)	(81,182)	(843,493)	(407,910)
Cash provided by (applied to) financing activities	1,114,708	(960,674)	(224,832)	(1,654,304)
Net change in cash	181,630	(478,197)	1,107,502	(253,287)
Cash balance
At the beginning of the period	1,947,618	1,497,581	1,017,006	1,430,656
Effect of exchange rate changes on cash	(87,281)	(2,961)	(82,541)	(173,735)
Opening balance of incorporated companies for the year	—	583		13,372
At the end of the period	2,041,967	1,017,006	2,041,967	1,017,006
Cash composition
Temporary cash investments	1,708,247	895,391	1,708,247	895,391
Cash	333,720	121,615	333,720	121,615

GERDAU S.A.- Non consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	7,373,150	4,727,498
Current assets	195,987	415,089
Cash and cash & equivalents	1,347	10
Taxes recoverable	32,038	1,844
Temporary cash investments	14,362	177,674
Others	148,240	235,561
Long-term receivables	76,699	64,097
Accounts receivable	8,908	8,908
Deferred income tax & other	67,791	55,189
Permanent assets	7,100,464	4,248,312
Investments	7,100,464	4,248,312

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	7,373,150	4,727,498
Current Liabilities	457,267	190,261
Taxes payable	6,808	42,455
Dividends payable	280,378	131,916
A/T with related parties	164,549	—
Other accounts payable	5,532	15,890
Long-term liabilities	842,027	408,841
Debentures	692,476	227,878
A/P with related parties	—	20,961
Provision for contingencies & other	149,551	160,002
Shareholders’ equity	6,073,856	4,128,396
Capital stock	3,471,312	1,735,656
Capital reserves	376,672	376,672
Profit reserves	2,225,872	2,016,068
Retained earning	—	—

GERDAU S.A. - Non consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
		Pro forma		Pro forma
GROSS SALES REVENUE
Deductions of gross revenues	—	—	—	—
Net sales revenues	—	—	—	—
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Operating result	641,412	458,332	2,813,598	1,127,913
Selling expenses	—	—	—	—
General and administrative expenses	(5,770)	(3,523)	(43,942)	(13,507)
Financial income	3,407	8,692	42,326	25,731
Financial expenses	(19,204)	(9,336)	(49,329)	(52,876)
Other operating income (expenses), net	25,859	—	28,057	—
Equity pick-up	637,120	462,499	2,836,486	1,168,565
Operating profit	641,412	458,332	2,813,598	1,127,913
Non-operating result, net	(1,065)	—	(1,065)	—
Profit before taxes/participation	640,347	458,332	2,812,533	1,127,913
Provision for income tax	3	—	4	—
Deferred income tax	(4,204)	1,417	20,063	13,822
Statutory participation	(368)	(379)	(1,261)	(1,230)
Net Profit for the period	635,778	459,370	2,831,339	1,140,505

Profit per share - R$	2.15	3.10	9.59	7.69
Book value per share - R$	20.58	27.83	20.58	27.83
Outstanding shares (thousand)	295,135	148,354	295,135	148,354

GERDAU S.A. - Non Consolidated CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	2004
NET INCOME	635,778	2,831,339
Equity pick up	(637,120)	(2,836,486)
Gain/Loss in fixed asset disposal	1,065	1,065
Monetary and exchange variation	(6,008)	(9,556)
Depreciation and amortization	—	—
Income tax	3,808	(34,703)
Interest paid	23,307	53,277
Contingencies/legal deposits	(46)	(110)
Changes in trade account payable	72	72
Other operating activities accounts	(28,170)	(42,524)
Net cash provided by operating activities	(7,314)	(37,626)
Investments acquisitions/ disposals	(522,496)	(802,735)
Interest on Equity/Distribution of Profit Received	272,246	833,126
Investments acquisitions/ disposals	(250,250)	30,391
Debentures	368,527	411,560
Inter companies loans	(46,324)	196,195
Capital increase/Treasury stock	—	(27,036)
Dividend/ interest & statutory particip, payment	(274,398)	(735,459)
Cash provided by (applied to) financing activities	47,805	(154,740)
Net change in cash	(209,759)	(161,975)
Cash balance
At the beginning of the period	225,468	177,684
At the end of the period	15,709	15,709
Cash composition
Temporary cash investments	14,362	14,362
Cash	1,347	1,347

GERDAU AÇOMINAS S.A. - Consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	9,619,530	7,584,716
Current assets	4,371,823	2,548,754
Cash and cash & equivalents	49,915	64,969
Trade accounts receivable	1,269,716	762,045
Taxes recoverable	176,067	98,665
Temporary cash investments	713,906	193,358
Inventories	1,742,064	1,179,545
Deferred income tax & other	420,155	250,172
Long-term receivables	249,638	452,500
A/R with related parties	21,804	—
Deferred income tax & other	227,834	452,500
Permanent assets	4,998,069	4,583,462
Investments	43,669	66,638
Fixed assets	4,924,735	4,504,438
Deferred	29,665	12,386

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	9,619,530	7,584,716
Current Liabilities	2,674,073	3,058,502
Loans and Financing	895,067	1,898,976
Trade accounts payable	848,906	466,675
Taxes payable	291,106	107,126
Dividends/Interest on capital stock payable	306,197	283,986
A/P with related parties	—	125,320
Deferred income tax & other	332,797	176,419
Long-term liabilities	2,179,411	1,495,894
Loans and Financing	2,083,176	1,424,506
Provision for contingencies & other	96,235	71,388
Minority Shareholders	—	—
Shareholders’ equity	4,766,046	3,030,320
Capital stock	2,340,576	2,340,576
Capital reserves	289,667	98,762
Profit reserves	2,135,803	60,222
Retained earning	—	530,760

GERDAU AÇOMINAS S.A. - Consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
		Pro forma		Pro forma
GROSS SALES REVENUE	3,478,926	2,370,350	13,090,660	9,089,522
Deductions of gross revenues	(754,381)	(474,476)	(2,935,246)	(1,783,908)
Net sales revenues	2,724,545	1,895,874	10,155,414	7,305,614
Cost of sales	(1,627,816)	(1,212,433)	(5,914,999)	(4,548,121)
Gross profit	1,096,729	683,441	4,240,415	2,757,493
Operating result	(153,610)	(337,661)	(885,851)	(1,301,845)
Selling expenses	(114,039)	(97,682)	(400,301)	(337,357)
General and administrative expenses	(162,490)	(140,748)	(645,510)	(483,858)
Financial income	12,405	72,322	82,364	72,846
Financial expenses	100,153	(180,389)	(57,529)	(562,240)
Other operating income (expenses), net	11,160	8,908	145,150	10,087
Equity pick-up	(799)	(72)	(10,025)	(1,323)
Operating profit	943,119	345,780	3,354,564	1,455,648
Non-operating income, net	390	4,433	(13,363)	(9,033)
Profit before taxes/participation	943,509	350,213	3,341,201	1,446,615
Provision for income tax	(164,132)	(78,093)	(617,176)	(331,229)
Deferred income tax	(137,751)	150,361	(200,939)	357,919
Statutory participation	(16,854)	(11,957)	(39,603)	(24,553)
Net Profit for the period	624,772	410,524	2,483,483	1,448,752

Controlling Shareholders	624,772	410,524	2,483,483	1,448,752
Minority Shareholders	—	—	—	—

GERDAU AÇOMINAS S.A. - Consolidated
CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	2004
NET INCOME	624,772	2,483,483
Equity pick up	799	10,025
Provision for credit risk	(1,524)	5,135
Gain/Loss in fixed asset disposal	(375)	9,843
Gain/Loss in disposal of investment	—	3,574
Monetary and exchange variation	(126,510)	(128,234)
Depreciation and amortization	128,924	492,433
Income tax	78,081	318,769
Interest paid	35,910	179,827
Contingencies/legal deposits	(8,485)	6,136
Changes in trade account receivable	(81,079)	(541,337)
Changes in inventories	(207,368)	(562,455)
Changes in trade accounts payable	37,504	264,557
Other accounts in operating activities	25,460	244,826
Net cash provided by operating activities	506,109	2,786,582
Fixed assets acquisitons/ disposals	(417,796)	(919,758)
Deferred charges	(7,602)	(18,006)
Investments acquisitions/ disposals	—	650
Cash (applied to) investing activities	(425,398)	(937,114)
Fixed assets suppliers	145,915	151,022
Working capital financing	22,618	232,498
Proceeds from fixed assets financing	171,525	442,653
Payments of fixed assets financing	(91,038)	(898,300)
Interest paid for financing	(40,402)	(177,706)
Inter companies loans	92,584	(148,141)
Dividend/ interest & statutory particip. payment	(297,911)	(939,655)
Cash provided by (applied to) financing activities	3,291	(1,337,629)
Net change in cash	84,002	511,839
Cash balance
At the beginning of the period	685,337	258,327
Effect of exchange rate changes on cash	(5,518)	(6,345)
At the end of the period	763,821	763,821
Cash composition
Temporary cash investments	713,906	713,906
Cash	49,915	49,915

GERDAU AÇOMINAS S.A. - Non consolidated

BALANCE SHEET (Unaudited)

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL ASSETS	9,589,967	7,569,500
Current assets	4,320,660	2,524,173
Cash and cash & equivalents	49,758	64,110
Trade accounts receivable	1,398,760	829,542
Taxes recoverable	169,655	96,652
Temporary cash investments	548,192	115,156
Inventories	1,732,128	1,172,964
Deferred income tax & other	422,167	245,749
Long-term receivables	224,657	440,229
A/R with related parties	8,178	—
Deferred income tax & other	216,479	440,229
Permanent assets	5,044,650	4,605,098
Investments	154,372	197,463
Fixed assets	4,866,670	4,397,120
Deferred	23,608	10,515

Corporate Law - R$ thousand	Dec. 2004	Dec. 2003
TOTAL LIABILITIES	9,589,967	7,569,500
Current Liabilities	2,647,960	3,055,693
Loans and Financing	877,613	1,889,592
Trade accounts payable	844,851	464,233
Taxes payable	287,503	105,363
Dividends/Interest on capital stock payable	306,197	283,986
A/T with related parties	—	138,309
Deferred income tax & other	331,796	174,210
Long-term liabilities	2,175,961	1,483,487
Loans and Financing	2,079,721	1,412,705
Provision for contingencies & other	96,240	70,782
Shareholders’ equity	4,766,046	3,030,320
Capital stock	2,340,576	2,340,576
Capital reserves	289,667	98,762
Profit reserves	2,135,803	60,222
Retained earning	—	530,760

GERDAU AÇOMINAS S.A. - Non consolidated

FINANCIAL STATEMENT (Unaudited)

Corporate Law - R$ thousand	4Q2004	4Q2003	2004	2003
		Pro forma		Pro forma
GROSS SALES REVENUE	3,439,446	2,357,208	12,964,674	9,053,884
Deductions of gross revenues	(752,270)	(474,265)	(2,928,321)	(1,782,154)
Net sales revenues	2,687,176	1,882,943	10,036,353	7,271,730
Cost of sales	(1,605,316)	(1,200,255)	(5,828,901)	(4,514,209)
Gross profit	1,081,860	682,688	4,207,452	2,757,521
Operating result	(141,579)	(332,977)	(859,808)	(1,297,307)
Selling expenses	(112,975)	(97,147)	(396,972)	(336,656)
General and administrative expenses	(161,848)	(139,798)	(638,680)	(481,416)
Financial income	11,825	78,485	81,317	69,898
Financial expenses	100,084	(186,455)	(59,337)	(561,029)
Other operating income (expenses), net	10,622	8,902	143,473	10,055
Equity pick-up	10,713	3,036	10,391	1,841
Operating profit	940,281	349,711	3,347,644	1,460,214
Non-operating income (expenses), net	(265)	(2,324)	(13,916)	(15,780)
Profit before taxes/participation	940,016	347,387	3,333,728	1,444,434
Provision for income tax	(160,661)	(77,941)	(610,180)	(331,077)
Deferred income tax	(137,730)	153,035	(200,462)	359,948
Statutory participation	(16,854)	(11,957)	(39,603)	(24,553)
Net Profit for the period	624,771	410,524	2,483,483	1,448,752

Profit per share - R$	3.94	2.59	15.65	9.13
Book value per share - R$	30.04	19.10	30.04	19.10
Outstanding shares (thousand)	158,652	158,652	158,652	158,652

GERDAU AÇOMINAS S.A. - Non Consolidated

CASH FLOW (Unaudited)

Corporate Law - R$ thousand	4Q2004	2004
NET INCOME	624,771	2,483,483
Equity pick up	(10,713)	(10,391)
Provision for credit risk	(1,524)	5,135
Gain/Loss in fixed asset disposal	(387)	9,771
Gain/Loss in disposal of investment	666	4,227
Monetary and exchange variation	(125,998)	(128,671)
Depreciation and amortization	127,942	485,481
Income tax	77,160	317,856
Interest paid	35,731	177,641
Contingencies/legal deposits	(8,451)	6,469
Changes in trade account receivable	(41,181)	(604,478)
Changes in inventories	(209,401)	(555,229)
Changes in trade accounts payable	33,937	260,590
Other operating activities accounts	24,195	244,071
Net cash provided by operating activities	526,747	2,695,955
Fixed assets acquisitons/ disposals	(417,386)	(913,233)
Deferred charges	(5,741)	(13,803)
Investments acquisitions/ disposals	—	(7,984)
Interest on Equity/Distribution of Profit Received	—	900
Cash (applied to) investing activities	(423,127)	(934,120)
Fixed assets suppliers	145,930	151,445
Working capital financing	8,007	219,262
Proceeds from fixed assets financing	171,525	442,306
Payments of fixed assets financing	(90,594)	(892,765)
Interest paid for financing	(40,220)	(176,594)
Inter companies loans	94,763	(146,502)
Dividend/ interest & statutory particip. payment	(297,911)	(940,345)
Cash provided by (applied to) financing activities	(8,500)	(1,343,193)
Net change in cash	95,120	418,642
Cash balance
At the beginning of the period	502,788	179,266
Opening balance of incorporated companies for the year	42	42
At the end of the period	597,950	597,950
Cash composition
Temporary cash investments	548,192	548,192
Cash	49,758	49,758